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                                                                      EXHIBIT 12

                               NETWORK PLUS CORP.

                             COMPUTATION OF RATIOS
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES


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                                                                                 NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                     -----------------------------------------   ------------------
                                     1993    1994     1995     1996     1997      1997       1998
                                     ----   ------   ------   ------   -------   -------   --------
EARNINGS
Net income (loss) before income
  taxes............................  $ 45   $3,019   $4,007   $1,475   $(3,149)  $2,011    $(1,844)
Combined fixed charges.............    86      135      207      542       801      505      1,492
                                     ----   ------   ------   ------   -------   ------    -------
          Total Earnings...........  $131   $3,154   $4,214   $2,014   $(2,348)  $2,516    $  (352)

COMBINED FIXED CHARGES
Interest expense...................  $  5   $    2   $   40   $  313   $   557   $  330    $   781
Preferred stock dividends and
  accretion of issuance costs and
  discount.........................    --       --       --       --        --       --        498
Interest portion of operating lease
  rentals..........................    81      133      167      229       244      175        213
                                     ----   ------   ------   ------   -------   ------    -------
          Total Combined Fixed
            Charges................  $ 86   $  135   $  207   $  542   $   801   $  505    $ 1,492

RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES...........   1.5x    23.4x    20.4x     3.7x     (2.9)x   5.0x       (0.2)x
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